Form 11-K

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2009

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _____

Commission File Number 2-40764

Kansas City Life Insurance Company Savings and Profit Sharing Plan

 A. (Full Title of the Plan)

Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565

B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2009, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2009, and the related schedule thereto.  The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions.  Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life
Insurance Company
Savings and Profit Sharing Plan

Financial Statements
and
Supplemental Schedule
2009

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	December 31
	2009	2008
Assets
Investments:
Participant directed:
Mutual funds	$30,051	$23,005
Guaranteed investment contract	16,233	17,008
Kansas City Life Insurance Company common stock	17,478	14,568
Non-participant directed:
Kansas City Life Insurance Company common stock	-	6,415
Participant loans	1,145	1,221
Total investments and assets	64,907	62,217

Liabilities
Adjustment from fair value to contract value for fully benefit-
responsive investment contract (Note 2)	(278)	512

Net assets available for benefits	$64,629	$62,729

See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	Year ended December 31, 2009
		Non-
	Participant	participant
	directed	directed	Total
Changes to net assets attributed to:
Investments:
Interest income	$556	$-	$556
Interest from participant loans	-	70	70
Dividend income	1,313	-	1,313
Net appreciation (depreciation) in fair value of investments	5,084	(2,360)	2,724
Net change in investments	6,953	(2,290)	4,663

Contributions:
Participants	2,600	-	2,600
Employer, net of forfeitures	1,513	-	1,513
Total contributions	4,113	-	4,113

Benefits paid to participants and beneficiaries	6,729	91	6,820
Other expenses, net	56	-	56

Interfund transfers	4,110	(4,110)	-
Net increase (decrease)	8,391	(6,491)	1,900

Net assets available for benefits:
Beginning of year	55,093	7,636	62,729

End of year	$63,484	$1,145	$64,629

See accompanying Notes to Financial Statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

1.  DESCRIPTION OF PLAN

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company.  The Plan has three Trustees who are also officers of the Company.

Eligibility
Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. An employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan immediately after entering the Plan.

Contributions
Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC).  Contribution percentages can be changed each payroll processing cycle (i.e., semi-monthly).  The maximum contribution for any participant who is classified as highly compensated is 8% (2008 – 6%).  Participants who have attained the age of 50 before the end of each plan year are eligible to make catch-up elective contributions.

The Company matches participant contributions up to 6% of the participant’s salary.  The Company may also contribute an additional amount of up to 4% of participants’ salary based upon the Company’s attainment of certain financial results.  The Company did not make an additional contribution for 2009.  Prior to September 1, 2009, the Company’s matching contributions were non-participant directed and used to purchase common stock of the Company.  Beginning September 1, 2009, participants are allowed to direct the Company’s matching contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and the Plan’s net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant’s vested account.  Participants are allowed to direct the investment of their contributions among the 18 investment options offered by the Plan. Participants may change investment options at any time.  Beginning September 1, 2009, participants can transfer the value of Company matching contributions or profit sharing contributions in the KCL stock investment option at any time.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company on behalf of the Trustees prior to the time that such rights are to be exercised.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting
Participants are vested immediately in their contributions and any actual earnings thereon. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions.  In the event a participant shall be terminated from employment with the Company due to death, retirement or disability, the participant shall become fully vested in Company contributions.

Participant Loans
Participants may request a loan from their contributions and any actual earnings thereon under the terms and conditions established by the Administrative Committee.  The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p).  Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at current market rates at the time of issuance.  As of December 31, 2009, rates on outstanding loans range from 3.25% to 9.0%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
All distributions shall be in the form of a lump sum payment.

Under the provisions of the Plan, the Company is obligated to repurchase participant shares of the Company’s common stock which have been distributed under the terms of the Plan.  The purchase price is the last trade of the day price on each business day of the month.  During 2009 and 2008, the Company repurchased from participants 1,116,372 and 526,192 shares, respectively.

Forfeited Accounts
Any participant who terminates employment will forfeit the nonvested portion of their account balance as of the date of separation.  All forfeited balances under the Plan are used to reduce the Company’s matching contributions. Forfeitures of terminated nonvested account balances were approximately $19 for the year ended December 31, 2009.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP) and requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued new guidance to provide a single definition of fair value, together with a framework for measuring it, and required additional disclosure about the use of fair value to measure assets and liabilities.  The FASB emphasized that fair value is a market-based measurement, not an entity-specific measurement, and it established a fair value hierarchy with the highest priority being the quoted price in active markets.  This guidance became effective for years beginning after November 15, 2007.  The Company adopted it on January 1, 2008 with no material impact to the financial statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

In April 2009, the FASB issued new guidance to clarify fair valuation in inactive markets and includes all assets and liabilities subject to fair valuation measurements.  Enhanced disclosures related to the fair value of assets and liabilities became required.  This guidance became effective for financial statements issued for interim and annual periods ending after June 15, 2009.  The Company elected early adoption effective for the period ended March 31, 2009 with retroactive application effective January 1, 2009 with no material impact to the financial statements.

Valuation of Investments and Income Recognition
Investments in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held at year-end.  Shares of Company common stock are reported at fair value based upon the observable closing price at year-end.  Participant loans are carried at unpaid balances which approximates fair value. The cost of investments sold is determined on the average cost basis.  Purchases and sales of securities are recorded on the trade date.

Investments in the Guaranteed Investment Account are reported at the contract value as stated in the guaranteed investment contract.  An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fully benefit-responsive investment contract is included at fair value in the investments of the Plan and are adjusted to contract value in the Statements of Net Assets Available for Benefits.  The fair value is determined based upon the contract’s prorata share of the market value of the assets in the underlying separate accounts.

The Plan’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, in accordance with FASB ASC 820 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1
Valuations are based upon quoted prices for actual or identical instruments traded in active markets.  Level 1 assets include mutual funds and common stock such as Kansas City Life Insurance Company stock, which are traded in active markets.

Level 2
Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  Valuations are obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data.

Level 3
Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s assumptions that market participants would use in pricing the asset or liability.

As required by FASB ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

The following tables present by level, within the fair value hierarchy, the Plan’s assets at fair value.

	December 31, 2009
	Total	Level 1	Level 2	Level 3

Mutual funds	$30,051	$30,051	$-	$-
Guaranteed investment contract	16,233	-	16,233	-
Kansas City Life Insurance Company
common stock	17,478	17,478	-	-
Total	$63,762	$47,529	$16,233	$-

	December 31, 2008
	Total	Level 1	Level 2	Level 3

Mutual funds	$23,005	$23,005	$-	$-
Guaranteed investment contract	17,008	-	17,008	-
Kansas City Life Insurance Company
common stock	20,983	20,983	-	-
Total	$60,996	$43,988	$17,008	$-

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Operating Expenses
All expenses of maintaining the Plan are paid by the Company.

Payments of Benefits
Benefits are recorded when paid.

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:

	December 31
	2009	2008
Investments:
Participant directed:
Kansas City Life Insurance Company common stock	$17,478	$14,568
MetLife Managed Guaranteed Investment Contract	16,233	17,008
Fidelity Value Fund	5,892	4,507
American Funds Growth Fund of America	4,686	3,514
PIMCO Total Return - Admin	3,275	3,350
Non-participant directed:
Kansas City Life Insurance Company common stock	-	6,415

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

During 2009, the Plan’s investments (including investments bought, sold, and held during the year) increased in value as follows:

Year ended
Net change in fair value	December 31, 2009
Participant directed:
Mutual Funds	$5,960
Kansas City Life Insurance Company common stock	(876)
Non-participant directed:
Kansas City Life Insurance Company common stock	(2,360)
Total	$2,724

4.  GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive guaranteed investment contract with MetLife Insurance Company (MetLife).  MetLife maintains the contributions in a separate account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value as reported to the Plan from MetLife.  Contract value represents contributions made under the contract, plus earnings, and less participant withdrawal and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 3% for 2009 and 5% for 2008.  The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting purposes.

5.  RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock and mutual funds managed by JPMorgan Retirement Plan Services (JP Morgan).  As the Company is the plan sponsor and JP Morgan is the recordkeeper, these transactions qualify as party-in-interest transactions.

6.  TAX STATUS

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. Although, the Plan has been amended since the determination letter was received, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant.  At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

7.  PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company’s Board of Directors or the Executive Committee of the Board of Directors.  Upon termination of the Plan, participants’ accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

8.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.  The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant directed fund elections.  Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of investments in Company stock.  All investment decisions are made, and the resulting risks are borne, exclusively by the plan participant who made such decisions.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$64,629	$62,729
Employer contributions for December 31, 2008 paid in January 2009	-	55
Employee contributions for December 31, 2008 paid in January 2009	-	96
Employee contributions for December 31, 2009 paid in January 2010	(1)	-
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	278	(512)
Net assets available for benefits per the Form 5500	$64,906	$62,368

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended
December 31, 2009
Net appreciation in fair value of investments	$2,724
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2008	512
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the year ended December 31, 2009	278
Net appreciation in fair value of investments per the Form 5500	$3,514

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes to Financial Statements
(amounts in thousands)

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Year ended
December 31, 2009
Contributions per financial statements	$4,113
Employer contributions for December 31, 2008 paid in January 2009	(55)
Employee contributions for December 31, 2008 paid in January 2009	(96)
Employee contributions for December 31, 2009 paid in January 2010	(1)
Forfeitures used to reduce employer contributions	(49)
Contributions per the Form 5500	$3,912

10.  Subsequent Events

Subsequent events have been evaluated through the date that the financial statements have been issued.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2009
(amounts in thousands)

	(b)
	Identity of issue,
	borrower,	(c)			(e)
	lessor or		Description of investment including maturity date,	(d)	Current
(a)	similar party		rate of interest, collateral, par, or maturity value	Cost	Value

	Participant directed investments:
	Common stock:
*		585,343	shares of Kansas City Life Insurance Company		$17,478
	Mutual funds:
		58,470	shares of American Beacon Large Cap Value-Plan Ahead		960
		172,843	shares of American Funds Growth Fund of America-R4		4,686
		45,778	shares of Calamos Growth and Income-A		1,313
		106,175	shares of Dodge & Cox Income Fund		1,376
		103,478	shares of Fidelity Value Fund		5,892
		91,481	shares of Jennison Small Company-A		1,478
*		33,574	shares of JPMorgan SmartRetirement 2010-Select		466
*		82,891	shares of JPMorgan SmartRetirement 2015-Select		1,130
*		113,829	shares of JPMorgan SmartRetirement 2020-Select		1,533
*		88,052	shares of JPMorgan SmartRetirement 2030-Select		1,156
*		50,395	shares of JPMorgan SmartRetirement 2040-Select		656
*		3,204	shares of JPMorgan SmartRetirement Income-Select		46
		303,282	shares of PIMCO Total Return - Admin		3,275
		308,306	shares of SSgA S&P 500 Index		2,936
		160,154	shares of SSgA International Stock Selection Fund		2,960
		16,899	shares of Vanguard Intermediate Term Treasury - Admiral		188
					30,051
	Guaranteed investment contract:
		-	MetLife Managed Guaranteed Investment Contract
			contract value $15,955		16,233
		Total participant directed investments			$63,762

	Non-participant directed investments:
	Participant loans:
*			(Interest rates range from 3.25% to 9.0%; maturing
			from 2010 to 2017)	-	1,145
		Total non-participant directed investments		$ -	$1,145

*	Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Report if Independent Registered Public Accounting Firm

The Trustees of the Kansas City Life Insurance Company
     Savings and Profit Sharing Plan and the
     Board of Directors of Kansas City Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, line 4i – Schedule of Assets (Held at end of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLC
KPMG LLC
Kansas City, Missouri

June 29, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Kansas City Life Insurance Company Savings and Profit Sharing Plan
                                         By:  Kansas City Life Insurance Company

        /s/Tracy W. Knapp
                                                                                                           Tracy W. Knapp
                                                                                                           Senior Vice President, Finance
                                                                                                           June 29, 2010